SECURITIES AND EXCHANGE COMMISSION
                                                  Washington, D.C. 20549

                                                        FORM 10

                                    GENERAL FORM FOR REGISTRATION OF SECURITIES
                                          PURSUANT TO SECTION 12(b) OR 12(g) OF
                                           THE SECURITIES EXCHANGE ACT OF 1934

                         American Public Holdings, Inc.
                         ----------------------------------
             (Exact name of registrant as specified in its charter)

Mississippi                                 64-0874171
--------------------------------    --------------------------------------
(State or other jurisdiction of         (I.R.S. employer identification no.)
incorporation or organization)

2305 Lakeland Drive, Jackson, Mississippi             39208
---------------------------------------       --------------------------
(Address of principal executive office)             (Zip code)

Registrant's telephone number, including area code:    (601) 936-6600
                                                     --------------------

Securities to be registered pursuant to Section 12(b) of the Act:
                                                           None
Securities to be registered pursuant to Section 12(g) of the Act:
                                      Common Stock, no par value
                              ------------------------------------------
                                       (Title of each class)

Item 1.           Business.


         American Public Holdings, Inc. (the "Company") is a Mississippi business corporation organized on December 21, 1995 by American Public Life Insurance Company ("American Public Life"), also a Mississippi corporation. The Company was formed to serve as a holding company for American Public Life.

         On February 20, 1996 the Mississippi Commissioner of Insurance approved an Agreement and Plan of Exchange (the "Plan of Exchange") pursuant to which American Public Life would become a wholly-owned subsidiary of American Public Holdings, Inc., and each share of outstanding American Public Life Common Stock would be converted into one share of Company Common Stock. The Plan of Exchange was approved by the stockholders of American Public Life at a Special Meeting held on October 29, 1996 and became effective on November 30, 1996.

         American Public Life is a Mississippi life and health insurance company, which began operations in 1945. It is licensed to do business in twenty-one (21) states. American Public Life specializes in supplemental health insurance products, including cancer, accident, intensive care, heart attack/stroke and dental insurance policies. American Public Life also offers whole life and term life insurance contracts.

         The following table sets forth earned premiums by product line for the last three years ended December 31.




                                                                            Year ended December 31,
                                                              ----------------------------------------------
                                                              1996                   1995              1994
                                                              ----                   ----              ----

Premium revenue:
     Cancer                                                  $18,154,674            $18,300,716         $17,360,977
     Life insurance                                              552,908                578,342             614,700
     Accident                                                  1,149,841              1,202,815           1,241,577
     DentaCare (Dental)                                        4,906,975              4,296,655           3,889,010
     Group Accident & Health                                     993,026                693,629             778,103
     Other Accident & Health                                     312,424                313,814             288,523
                                                              ----------             ----------           ---------
                                                             $26,069,848            $333,385,971         $24,172,890
                                                             ===========            ============         ===========



                                                         1





Underwriting income:
     Life insurance                                         $  (346,527)           $  (269,699)        $  (324,671)
     Accident & Health                                       (1,719,138)            (2,901,606)         (1,473,144)

Investment income                                              2,387,010              2,300,624           2,214,311
Other income                                                      26,067                 28,129              38,594

Realized investment gains                                       (80,291)               (82,117)             (5,235)
                                                               ---------            -----------           ---------

Income (loss) before income tax provision                   $    267,121          $   (924,669)         $   449,855
                                                            ============          =============         ===========

     The following is a discussion of the characteristics of the categories of insurance currently marketed or in force. Products are described in general terms as there are many variations resulting principally from differing state laws and regulations.

Life Insurance

     American Public Life conducts its life insurance business on a non-participating basis. A simple issue term life policy is also written on a payroll deduction basis. American Public Life is licensed to write insurance in 21 states. The following table indicates those states which accounted for 5% or more of the total direct premiums collected by American Public Life during 1996.

                  Alabama                                        $32,188                  5.30%
                  Arkansas                                        47,697                  7.85%
                  Louisiana                                      106,105                 17.46%
                  Mississippi                                    242,276                 39.86%
                  Oklahoma                                        40,810                  6.71%
                  Texas                                           63,929                 10.52%
                  Others                                          74,871                 12.30%
                                                                --------                ------

                  Total                                          607,876                100.00%
                                                                 =======                ======

     Term life insurance policies provide death benefits if the insured's death occurs during the specific premium paying term of the policy and generally do not include a savings or investment element in the policy premium. Whole life insurance policies provide death benefits which are payable under effective policies regardless of the time of the insured's death and have a savings and investment element which may result in the accumulation of a cash surrender value.

     The  following  table  sets  forth  certain   information   concerning  the
development of American Public Life's life insurance business.

                                                                            Year Ended December 31,
                                                                     1996              1995             1994
                                                                                       (in thousands)

Life insurance in force at the end of period:
       Ordinary -    whole life                                      $35,285             $33,144         $33,804
                    -term                                             15,390              18,476          22,624
       Industrial                                                          0                   0               0
       Other                                                               0                   0               0
                                                                 -----------         -----------     -----------
             Total                                                   $50,675             $51,620         $56,428
                                                                     =======             =======         =======

New life insurance issued:
       Ordinary -    whole life                                        3,191               2,474           2,649
                  -  term                                                678               2,692           3,038
       Industrial                                                          0                   0               0
       Other                                                               0                   0               0
                                                                ------------        ------------    ------------
             Total                                                $    3,869          $    5,166      $    5,687
                                                                  ==========          ==========      ==========

Premium Income                                                      $    553            $    578        $    615
                                                                    ========            ========        ========

Accident and Health Insurance

       American Public Life is licensed to write accident and health insurance in 21 states. The following table indicates those states which accounted for 5% or more of the total direct premiums collected by American Public Life during 1996.

             Alabama                                              $1,267,179               4.96%
             Louisiana                                             8,374,791              32.77%
             Mississippi                                           5,973,363              23.38%
             Oklahoma                                              2,699,177              10.56%
             Texas                                                 4,154,750              16.26%
             Others                                                3,083,401              12.07%
                                                                   ---------             ------

             Total                                               $25,552,661             100.00%
                                                                  ==========             ======

       American Public Life's accident and health product lines include: individual cancer indemnity, accident indemnity, heart attack/stroke and dental coverage. Additionally, American Public Life offers group products such as group hospital, group disability and group dental.

       American Public Life's marketing structure currently consists of 53 general agents and 725 soliciting agents. The majority of its sales are derived from the payroll deduction market. Its primary product lines consist of supplemental health insurance, dental insurance and disability income products.

Investments

       American Public Life is regulated as to the types of investments which it can make and the amount of funds which it may maintain in any one type of investment. American Public Life's investment policy emphasizes investment grade corporate bonds, political subdivision bonds, mortgage backed securities issued by government agencies and United States Treasury securities. Investment real estate and mortgage loans are gradually being liquidated as markets present themselves.

       The following table sets forth certain information concerning American Public Life's investments at the dates shown.


                                                                            Year Ended December 31,
                                                                     1996              1995             1994

Securities:
         Available for sale                                      $32,720,388             ---                ---
         Held to maturity                                             ---           $31,084,657        $28,200,395
Mortgage loans on real estate                                      1,075,268          1,257,771          1,397,586
Investment real estate                                               781,542            710,326            741,430
Policy loans                                                       1,600,398          1,641,192          1,782,211
Short-term investments                                                   ---             15,000            890,000
                                                           -----------------     --------------      -------------

         Total investments                                       $36,177,596        $34,708,946        $33,011,622
                                                                 ===========        ===========        ===========


The results with respect to the foregoing investments are as follows:

Net investment income                                             $2,387,010         $2,300,624         $2,214,311
Net realized losses on investments
 (before income taxes)                                              (80,291)           (82,117)            (5,235)
Average yield on investments                                           6.73%              6.79%              6.91%
Economic yield on investments
(includes realized and unrealized capital gains)                       6.51%              6.55%              6.89%

         As of December 31, 1996 the maturity schedule for all bonds and notes held by American Public Life at amortized cost was as follows:



                                                 Maturity Schedule

                                                       Amortized
Maturity                                                   Cost                     Percentage of Total


Due in one year or less                                 $     500,000                          1.54%
Due in one to five years                                      399,979                          1.24%
Due in five to ten years                                    4,057,443                         12.52%
Due after ten years                                         5,243,585                         16.18%
                                                          -----------                     ---------
                                                           10,201,007                         31.48%
Mortgage-backed securities                                 22,205,121                         68.52%
                                                          -----------                     ---------

                                                          $32,406,128                        100.00%
                                                          ===========                     =========

Actual maturities may differ from contractual maturities because of the borrowers' right to call or prepay obligations.

Marketing and Distribution

         American Public Life's insurance products are marketed through an independent field force of 53 general agents and 725 producing agents. The American Public Life marketing department provides training support to its field force on a periodic basis throughout the year. Agents are compensated through the payment of commissions which are calculated as a percentage of collected premium revenue.

         The following agencies have accounted for more than 10% of the new coverage issued in the past few years.

                                             1996                 1995              1994
                                             ----                 ----              ----

         Clinton %, Ruston, LA                  11%                  12%               9%
         Benoit %, Kenner, LA                   31%                  23%              13%
         MGM %, Plano, TX                       23%                  29%              27%


These percentages generally reflect the percentage of distribution of premium income.

Reserve Liabilities

         American Public Life maintains reserves for future policy benefits to meet future obligations under outstanding policies. These reserves are calculated by an independent actuarial firm, Wakely and Associates, and are certified to be sufficient to meet policy and contract obligations as they mature. Liabilities for future policy benefits are calculated using assumptions for interest, mortality, morbidity, expense and withdrawals determined at the time the policies were issued. As of December 31, 1996, the total reserves of American Public Life were $34,653,694. American Public Life believes that such reserves for future policy benefits were calculated in accordance with generally accepted actuarial methods and that such reserves are adequate to provide for future policy benefits with respect to American Public Life.

Underwriting Activities

         American Public Life maintains an underwriting department which seeks to evaluate the risks associated with the issuance of an insurance policy. American Public Life's underwriting and policy issue department is staffed by 7 employees. The department is responsible for data entry, underwriting and policy issue. Underwriters determine whether an application is accepted or declined. The underwriting process consists of a review of the information contained in the application in conjunction with information obtained through the medical information bureau (MIB), and through its review of medical histories furnished upon request.

         American Public Life conducts some telephone interviews to verify the information on the application and to obtain such additional information as to enable American Public Life to make an assessment of the applicant's functional and cognitive capacities. American Public Life does not require physical examinations as part of the underwriting process, as this is not generally required for the type of coverages offered.

Claims Administration

         Claims under American Public Life's policies are administered by a claims department comprised of 15 employees. The claim adjudication process principally includes verification of coverage, analysis of medical records, interpretation of policy language and computation and payment of benefits. American Public Life utilizes a physician who provides advice and direction with regard to medical matters as they relate to American Public Life's claim adjudication process.

Regulation

         American Public Life is subject to regulation by the insurance departments of those states in which it is licensed to conduct business. Although the extent of regulation varies from state to state, the insurance laws of the various states generally establish supervisory departments having broad administrative powers with respect to, among other matters, the granting and revocation of licenses to transact business, the licensing of agents, the establishment of standards of financial solvency, including reserves to be maintained, the nature of investments and, in most cases, premium rates, the approval of forms and policies and the form and content of financial statements. These regulations have as their primary purpose the protection of policyholders and do not necessarily confer a benefit upon stockholders.

         Most states in which American Public Life operates have laws which require that insurers become members of guaranty associations. These associations guarantee that benefits due policyholders of insurance companies will continue to be provided even if the insurance company which wrote the business is financially unable to fulfill its obligations. To provide these benefits, the associations assess the insurance companies licensed in a state to write that type of insurance for which coverage is guaranteed. The amount of an insurer's assessment is generally based on the relationship between that company's premium volume in the state and the premium volume of all of the companies writing the particular type of insurance in the state.

         American Public Life is subject to periodic financial and market conduct examinations. The last completed financial examination of American Public Life was conducted by the Mississippi Insurance Department for the period ended December 31, 1992. American Public Life is currently under examination for the three-year period ended December 31, 1995. In addition, American Public Life is subject to state imposed mandatory annual audits by independent certified public accountants. These are conducted by the Company's independent public accounting firm in conjunction with its audit of the Company's financial statements.

         The maximum amount of dividends which can be paid by Mississippi insurance companies to stockholders without prior approval of the Insurance Commissioner is subject to restrictions relating to statutory surplus. The maximum dividend payout which may be made without prior approval is the lesser of 10% of the prior years' capital and surplus or the prior year's net income.

Premiums

         Premium rates for all of American Public Life's products are generally subject to state regulation. Premium regulations vary greatly among jurisdictions and product lines. Rates are established by American Public Life's consulting actuary and are reviewed by the regulatory authorities in most states. Rate changes must generally be filed and approved by these authorities.

Competition

         American Public Life is engaged in highly competitive businesses and competes with many insurance companies of substantially greater financial resources, including stock and mutual insurance companies. Mutual insurance companies return profits, if any, to policyholders rather than stockholders; therefore, mutual insurance companies may be able to charge lower net premiums than those charged by stock insurers. Accordingly, stock insurers such as American Public Life must attempt to achieve competitive premium rates through greater volume, efficiency of operation and control of expenses. A large number of insurance companies are licensed to sell accident and health insurance, cancer insurance, and dental insurance. These include substantially all of the major carriers in the United States. A number of these companies specialize in supplemental health insurance and may have considerably greater financial resources and larger networks of agents than American Public Life.

         American Public Life competes with insurers which offer similar policies in attracting new agents and attempts to attract and maintain agents through a combination of competitive products, competitive agent commission rates and quality underwriting and claims service. Management believes that flexibility and sensitivity to changes in the marketplace are a major consideration in competing for business.

Number of Employees

         The Company employs a total of 91 persons as follows:

                  Accounting                                          15
                  Financial & Data Processing                          7
                  Marketing                                           12
                  Legal & Compliance                                   9
                  Claims                                              15
                  Policy Service                                      25
                  All Other                                            9
                                                                    ----
                                                                      91

Business Acquisitions

         The Company's growth strategy includes the investigation and evaluation of acquisition opportunities with respect to existing blocks of insurance business underwritten by other companies. It is anticipated that these acquisitions will allow the Company to increase business in force without incurring high first year commission and administrative expenses associated with business produced directly by agents. No such acquisitions have been completed recently. Management intends to continue to evaluate acquisition opportunities as they arise. However, there can be no assurance that any acquisition opportunities will arise or that the Company will be successful in completing any such acquisitions.

Item 2.           Financial Information.

SELECTED FINANCIAL DATA




                                                                                For the year ended December 31,
                                         1996               1995          1994              1993            1992
                                         ----               ----          ----              ----            ----


Revenues:
    Premiums                           $26,069,848     $25,385,971      $24,172,890     $19,713,300     $21,300,631
    Net investment income                2,387,010       2,300,624        2,214,311       2,338,180       2,351,929
    Realized investment gains (losses)    (80,291)        (82,117)          (5,235)             869         339,381
    Other income                            26,067          28,129           38,594          31,249          35,071

Benefits and expenses:
    Benefits, claims, losses and
       settlement expenses              17,650,892      18,025,211       16,957,140      12,238,126      12,756,312
    Expenses                            10,484,621      10,532,065        9,013,565       8,522,253       8,863,845

Income (loss) before income tax
    provision (benefit)                    267,121       (924,669)          449,855       1,323,219       2,406,855

Income tax provision (benefit)              17,328       (337,013)        (105,545)         432,430         763,050

Net income (loss)                          249,793       (587,656)          555,400         899,789       1,643,805

Net income (loss) per share                   4.65         (10.67)            10.03           16.26           29.69

Other selected financial data:
    Stockholders' equity                16,229,497      16,597,309       17,663,109      16,048,507      17,407,462
    Book value per share                    307.13          303.51           319.07          289.92          314.46
    Dividends per share                       4.70            4.70             5.59            0.00            5.32
    Total assets                        52,277,519      51,724,155       51,281,469      47,444,179      50,015,268

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                             AND RESULTS OF OPERATIONS


Results of Operations

    The following table sets forth the Company's condensed statement of operations for the years ended December 31, 1992 through 1996, expressed as a percentage of total revenues.

                                                                   Year ended December 31,
                                            1996             1995            1994             1993         1992
                                           ------           ------          ------           ------       -----

Revenues:

     Premiums                                 91.8%             91.9%          91.5%           88.7%         89.3%
     Net investment income                     8.4%              8.3%           8.4%            9.8%         10.6%
         Other                                (.2)%             (.2)%            .1%            1.5%           .1%
                                           --------          --------       --------        --------       -------
         Total revenues                      100.0%            100.0%         100.0%          100.0%        100.0%
                                             ------            ------         ------          ------        ------
Benefits and expenses:
     Benefits, claims, losses and
       settlement expenses                    62.1%             65.2%          64.2%           53.1%         55.4%
     Commission expense                        8.3%              8.3%           9.1%            9.8%          9.5%
     Salaries and benefits                     9.1%              8.2%           8.0%            8.1%          8.6%
     Amortization of deferred policy
       acquisition costs                      11.0%             13.1%           9.2%           12.0%         13.6%
     Other operating expenses                  8.6%              8.5%           7.8%            7.0%          6.9%
                                            -------           -------        -------        --------      --------
         Total benefits and
            expenses                          99.1%            103.3%          98.3%           90.0%         94.0%
                                            -------            ------        -------         -------       -------

Income before income taxes                      .9%            (3.3)%           1.7%           10.0%          6.0%
Provision for federal income taxes              .1%            (1.2)%          (.4)%            3.2%          1.9%
                                            -------            ------          -----         -------       -------
         Net income                             .8%            (2.1)%           2.1%            6.8%          4.1%
                                            =======            ======           ====         =======       =======

     Premium income has shown an increase in each year illustrated. Prior to 1994, cancer insurance was the only significant product sold in volume by the agents of the Company. In the fourth quarter of 1993, the Company acquired an existing block of dental business, and this acquisition contributed to premium growth in the years 1994, 1995, and 1996. Rate increases on cancer insurance have also contributed to the increase in premium income. The components of annualized premiums in force are summarized below:



                                           Annualized Premiums In Force
                                                  (In thousands)

                         Year ended December 31,                 Percentage change
                  1996      1995       1994      1993      1996 vs. 1995    1995 vs. 1994       1994 vs. 1993
                 ------    ------     ------    ------     -------------    -------------       -------------

Cancer           $19,694    $19,271  $19,159    17,600          2.20%              .58%                8.86%
Denta Care         5,466      4,132    4,075     4,000         32.28              1.40                 1.88
Accident           1,130      1,195    1,256     1,389         (5.44)            (4.86)               (9.58)
Life insurance       415        442      479       563         (6.11)            (7.72)              (14.92)
Other                284        281      157       190          1.07             78.98               (17.37)
Group              1,513      1,109      764       884         36.43             45.16               (13.57)
                  ------     ------  -------      ----         -----           -------              --------

Total annualized
premium
in force         $28,502    $26,430  $25,890    24,626          7.84%             2.09%                5.13%
                 =======    =======  =======    ======          =====             =====                =====

As the above table illustrates, annualized cancer premium has continued to rise, but this is primarily attributed to rate increases assessed on policyholders. In 1995 the Company discontinued sales of unlimited chemotherapy cancer products due to higher claim costs. As a result, the sales of cancer products plummeted. The void created by lower cancer sales has been replaced with sales of dental insurance and supplemental group health insurance, such as group dental and group disability.

Total new business premiums are summarized by line of business below:

                                               New Business Summary
                                                  (In thousands)

                                      Year ended December 31,                       Percentage change
                         ----------------------------------------------- ----------------------------
                          1996         1995        1994       1993      1996 vs. 1995           1995 vs. 1994
                         ------       ------      ------     ------     -------------           -------------

Cancer                  $   708       $1,785     $2,990     $2,791        (60.34)%                (40.30)%
Denta Care                2,095        1,590      1,268         83         31.76                   25.39
Accident                    364          520        432        694        (30.00)                  20.37
Life insurance               45           46         57         62         (2.17)                 (19.30)
Other                       163          245        248        270        (33.47)                  (8.15)
Group                     1,372          372        283        602        268.82                  (53.00)
                        -------      -------    -------    -------      -----------            ----------
Total annualized         $4,747       $4,558     $5,278     $4,502          4.15%                 (13.64)%
                         ======       ======     ======     ======        ==========              ========
 premium solicited

         Net investment income has increased each year, with the exception of 1994. The Company's purchase of a new home office in the first quarter of 1994 caused a significant reduction in availability of funds for short term investment. The increases in investment income are attributable to investment yields on additional cash flow made available each year from operations.

         The Company's investment policy is to invest in state and federal obligations as well as corporate obligations with a Standard & Poors rating of "BBB" or greater. In 1996 the

Company discontinued the purchase of government agency, mortgage-backed securities and disposed of a significant amount of government agency, mortgage-backed securities, and shifted these funds into bonds with short to medium maturities. Such government agency, mortgage-backed securities continue to be the largest component of the portfolio. Because of prepayments, such securities present a greater interest rate risk than traditional fixed income securities. The intent of the effort to change the mix of the portfolio is to reduce the risk, volatility and active management required of the portfolio since a change in market interest rates results in a related change in such securities' prepayment risk.

         The Company experienced realized investment losses in the years 1996, 1995, and 1994. The investment losses are the result of partial liquidations of non-performing real estate holdings. The realized gains from 1993 are the result of a one-time exchange of government backed mortgage securities.

         Benefits, claims, losses and settlement expenses which is the sum of claims paid and changes in reserves for claims and future policy benefits, has shown increases each year, with the exception of 1996. The components of benefits, claims, losses and settlement expenses are as follows:

                                             Benefits To Policyholders
                                                  (In thousands)

                                             Year ended December 31,                        Percentage change
                          -----------------------------------------------------------------------------------
                          1996        1995         1994           1993           1996 vs. 1995     1995 vs. 1994
                          ----       ------       ------         ------          -------------     -------------

Paid claims              $16,672     $16,185       $15,620      $12,417               3.0%               3.6%
Reserve increase             979       1,840         1,337          339            (46.8)%              37.6%
                       ---------    --------      --------    ---------

Total benefits           $17,651     $18,025       $16,957      $12,756             (2.1)%               6.3%
                         =======     =======       =======      =======

                                             Benefits to Policyholders
                                              As a % of Total Premium

                                           1996              1995           1994              1993
                                          ------            -----          ------            -----

Paid claims                                  63.95%             63.75%        64.62%           58.29%
Reserve increase                              3.76%              7.25%         5.53%            1.59%
                                         ----------         ----------    ----------       ----------

Total benefits                               67.71%             71.00%        70.15%           59.88%
                                          =========        ===========   ===========      ===========

         Claims have increased due to increased costs in cancer treatments such as chemotherapy. Also, the Company's expansion into other products such as dental insurance has exposed it to products with high claim utilization costs. The Company's de-emphasis of cancer insurance over the last several years has resulted in a drop in policies in force and policy reserves in 1996.

         Commission expense has increased in proportion to the increase in premium income. However, the percentage of commission expense to premium income has decreased because the Company does not pay commission on cancer premium rate increases and also the Company has shifted its focus to product lines which pay lower commissions.

         Salaries and benefits have increased due to the staffing requirements needed to service the block of dental coverages acquired in 1993. Additionally, the Company is attempting to increase the level of employee compensation to be more competitive in its recruitment of qualified personnel. The Company's salary costs is somewhat high due to its shrinking volume of policies in force and the labor intensive methods utilized in administrative procedures.

         Amortization of deferred policy acquisition costs has been affected in recent years by decreases in the Company's in force policy count. The amortization of deferred policy acquisition cots are accelerated when the number of policies terminated exceed policies issued each year. A continual decrease in policies in force each year has been a trend over the past several years.

         Other operating expenses decreased $76,650 in 1996 and increased $294,325 in 1995. In 1996 the Company closed its off-site dental administration office. In 1995 the Company incurred significant expenses related to a limited benefit offer made to policyholders as opposed to a rate increase. These costs are somewhat high due to the shrinking volume of policies in force.

Liquidity and Capital Resources

         The Company's primary sources of cash are premiums and investment income. Its primary uses of cash are benefit payments, policy acquisition costs and operating expenses. At December 31, 1996 and 1995, 100% of the Company's investments were in fixed maturity securities, mortgage loans, investment real estate, policy loans and short-term certificates of deposit. Total investments, combined with cash and cash equivalents, increased to $36,780,066 at December 31, 1996, compared to $35,010,048 at December 31, 1995, due to increases in operational cash flow.

         Prior to the acquisition of American Public Life by the Company, American Public Life paid annual cash dividends to stockholders of $4.70 per share in 1996 and 1995. In March, 1997, the Board of Directors of the Company declared an annual cash dividend for 1997 of $4.70 per share which will be paid in May, 1997. In 1996 and 1995, the Company repurchased shares of its common stock for an aggregate cost of $1,629,445. The Company also issued shares of common stock in 1996 and 1995 for aggregate consideration of $787,250.

         The Company's ability to pay dividends is limited by the amount of dividends it receives from American Public Life. Payment of dividends by American Public Life is restricted by law to available net surplus computed on a statutory basis. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend by American Public Life during any one year is limited to the lesser of (i) 10% of surplus; or (ii) net gain from operations for the past three years, less dividends paid in the past two years.

         Pursuant to the laws and regulations of the State of Mississippi, American Public Life is required to maintain minimum statutory capital of $400,000 and additional minimum statutory surplus of $600,000. Other states have similar restrictions for licensing purposes, the largest being a minimum capital requirement of $2,000,000 in the State of Georgia.

         The National Association of Insurance Commissioners ("NAIC") measures the adequacy of a company's capital by its risk-based capital ratio (the ratio of its total capital, as defined, to its risk-based capital). These requirements provide a measurement of minimum capital appropriate for an insurance company to support its overall business operations based upon its size and risk profile which considers (i) asset risk, (ii) insurance risk, (iii) interest rate risk, and (iv) business risk. An insurance company's risk-based capital is calculated by applying a defined factor to various statutory based assets, premiums and reserve items, wherein the factor is higher for items with greater underlying risk.

         The NAIC has provided levels of progressively increasing regulatory action for remedies when an insurance company's risk-based capital ratio falls below a ratio of 1:1. As of December 31, 1996, American Public Life was in compliance with these minimum capital requirements as follows:

         Total adjusted capital                            $9,805,000
         Authorized control level risk-based capital       $1,588,000
         Ratio of adjusted capital to risk-based capital    6.17:1

Item 3.           Properties.

         American Public Life owns its principal executive offices located at 2305 Lakeland Drive, Jackson, Mississippi. The building consists of approximately 30,000 square feet, and was constructed in 1985. The Company also owns a building on 480 E. Woodrow Wilson Drive, Jackson, Mississippi, the old home office, which has recently been leased. The building consists of approximately 15,000 square feet. There are no encumbrances on these properties. Management believes the buildings are in good condition and adequate for the Company's foreseeable needs.

Item 4.          Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth information as of April 15, 1997, as to the number of shares of Company Common Stock beneficially owned by each of the Company's directors, including the Company's CEO, and by the Company's directors and executive officers as a group. The following table also includes those persons who beneficially owned, as of April 15, 1997, five percent (5%) or more of the Company Common Stock.


                          Name and Address                            Number of Shares             Percentage of
                                                                        Beneficially             Class Beneficially
                                                                           Owned                       Owned

                          Warren I. Hammett                                 1,379                       2.6%
                          2000 Old Leland Road
                          Greenville, MS 38701
                          Garry V. Hughes                                   1,000                       1.9%
                          Post Office Box 30
                          Louisville, MS 39339
                          F. Harrell Josey, D.V.M.                          1,163                       2.2%
                          Post Office Box 231
                          Starkville, MS 39759
                          Frank K. Junkin, Jr.                              1,422                       2.7%
                          262 Quitman Road
                          Natchez, MS 39120
                          David A. New, Sr.                              29,475(1)                     55.8%
                          Chairman of the Board
                          Post Office Box 1487
                          Natchez, MS 39121
                          David A. New, Jr.                               1,717(1)                      3.3%
                          David New Drilling Co.,
                          Inc.
                          Post Office Box 1487
                          Natchez, MS 39121
                          Paul H. Watson, Jr.                               3,282                       6.2%
                          Vice Chairman of the Board
                          Post Office Box 5487
                          Greenville, MS 38701
                          Johnny H. Williamson                               572                        1.1%
                          President & CEO of APL
                          104 Pine Court
                          Brandon, MS 39042



                                                        15





                          All Directors and Executive                      40,014                      75.7%
                          Officers as a Group (16
                          Persons)

(1) Mr. New, Sr. and Mr. New, Jr. share voting and investment power with respect to 1,400 shares held by David New Operating Company and 14,256 shares held by David New Drilling Company. These shares are reflected only in Mr. New, Sr.'s beneficial ownership in the table above.

Item 5.           Directors and Executive Officers.

Directors

         The Board currently consists of eight (8) directors who serve one-year terms. The following persons are currently serving as directors of the Company. Except as otherwise noted, each director has held the position indicated for at least five (5) years.

         Warren I. Hammett.  Age 70.  Mr. Hammett is Director and President of
H. K. Hammett & Sons, Inc., W. W. Farms, Inc. and Oakland Company. He has served as a director of American Public Life since 1979, and of the Company since its organization in December, 1995.

         Garry V. Hughes. Age 62. Mr. Hughes is President and Chairman of the Board of Hughes Construction Co., Inc. and has numerous other
business interests.   He was elected to the Board of American Public Life in
1996, and he has served as a director of the Company since its organization in December, 1995.

         F. Harrell Josey, D.V.M. Age 72. Dr. Josey is a veterinarian and the director of Josey Animal Medical Center, Inc. He has served as a director of American Public Life since 1974 and of the Company since its organization in December, 1995.

         Frank K. Junkin, Jr. Age 46. Mr. Junkin is Senior Vice President, Marketing of American Public Life. He has served as a director of American Public Life since 1987 and of the Company since its organization in December, 1995.

         David A. New, Sr. Age 69. Mr. New is Chairman and Director of David New Operating Co., Inc., David New Oil Co., Inc. and David New Drilling Co., Inc. He also is Chairman of the Board of American Public Life and the Company. He has served as a director of American Public Life since 1979 and of the Company since its organization in December, 1995.

         David A. New, Jr. Age 40. Mr. New is Director and President of David New Operating Co., Inc., David New Oil Co., Inc. and David New Drilling Co., Inc. David A. New, Jr. is the son of David A. New, Sr. He has served as a director of American Public Life since 1983 and of the Company since its organization in December, 1995.

         Paul H. Watson, Jr. Age 58. Mr. Watson is President of Farmers Tractor Company, Inc., a farm equipment dealer. Mr. Watson serves as Director of Trustmark Corp, Jackson, Mississippi. He has served as a director of American Public Life since 1979 and of the Company since its organization in December, 1995.

         Johnny H. Williamson.  Age 63.  Mr. Williamson was President of
American Public Life until his retirement in August, 1995.   Mr. Williamson
then served as a consultant to American Public Life until July, 1996, when he was reappointed President of American Public Life. He has served as a director of American Public Life since 1974, and of the Company since its organization in December, 1995.

Executive Officers

         In addition to Mr. New, Sr., Mr. Williamson and Mr. Junkin, who are discussed above under the subheading "Directors," the following persons serve as executive officers of the Company. Except as otherwise indicated, each officer has been employed by American Public Life for at least five (5) years.

         Dianne D. Aycock. Age 36. Ms Aycock is Vice President-Claims of American Public Life, a position she has held since March, 1997. Prior to that time she was employed by American Public Life in various positions.

         E. Ray Hampton. Age 44. Mr. Hampton is Vice President-Data Processing of American Public Life, a position he has held since 1995. Prior to that time he worked as a systems analyst with American Public Life and as director of information services for a hospital.

         Joseph C. Hartley, Jr. Age 55. Mr. Hartley is Senior Vice President, Counsel and Secretary/Treasurer of American Public Life, and Secretary of the Company. He has been employed in a senior position with American Public Life since December, 1993. Prior to December, 1993, Mr. Hartley was employed as an attorney with David New Oil Company.

         Alison James, Jr. Age 51. Mr. James is a Vice President and Agency Director of American Public Life.

         Richard K. Mills. Age 54. Mr. Mills is Vice President-Manpower Development of American Public Life, a position he has held since January, 1997. He was employed by American Public Life in January, 1994, and prior to that time was self-employed in the insurance business.

         Sharon D. Starnes. Age 33. Ms Starnes is Vice President-Customer Service of American Public Life, a position she has held since January, 1997. Prior to that time she was employed by American Public Life in various positions.

         Jerry C. Stovall. Age 60. Mr. Stovall is Executive Vice President of American Public Life, a position he has held since October, 1996. Until May, 1995, when he retired, Mr. Stoval was President of Lamar Life Insurance Company.

         William F. Weems. Age 40. Mr. Weems is a Vice President - Financial of American Public Life and Treasurer of the Company. Mr. Weems has been employed by American Public Life in a senior position since November, 1993. Prior to November, 1993, he was employed as an accountant with The Andrew Jackson Life Insurance Company.

Item 6.           Executive Compensation.

         The following table sets forth the total compensation paid by the Company or American Public Life for the last fiscal year to each person who served as CEO of the Company or American Public Life.


                                             SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------------------------------------------
                                                                    Annual Base Compensation

 Name and Principal Position          Year
                                                                           Salary ($)
Johnny H. Williamson                  1996                                 92,690(1)
President & Chief Executive
Officer of American Public Life
(February, 1981 to August, 1995;
July, 1996 to December, 1996)
Consultant (September, 1995 to
July, 1996)
Ralph B. Plummer                      1996                                   73,614
President & Chief Executive
Officer of American Public Life
(September, 1995 to July, 1996)

(1) Includes consulting fees paid prior to reappointment as President and CEO.


Director Compensation

         In 1996 directors received $1,500 for each monthly meeting attended. In 1997 directors will receive $750 for each monthly meeting attended.

Item 7.           Certain Relationships and Related Transactions.

         On August 30, 1995, American Public Life entered into several agreements with Johnny H. Williamson in connection with his resignation from the position of President of the Company. Pursuant to a Severance Agreement between Mr. Williamson and American Public Life, Mr. Williamson resigned from the position of President effective August 31, 1995 and American Public Life paid him a $43,620 severance payment. Mr. Williamson also entered into a Consulting Agreement with American Public Life pursuant to which he was to provide consulting services to American Public Life until he reached age 65. As compensation under the Consulting Agreement, Mr. Williamson was to be paid $100 per hour with a minimum payment of $1,000 per month. This consulting arrangement was suspended when Mr. Williamson was reappointed to serve as President and CEO in July, 1996. American Public Life also entered into a Stock Purchase Agreement with Mr. Williamson in August, 1995, pursuant to which American Public Life purchased 858 shares of American Public Life Common Stock from Mr. Williamson for an aggregate purchase price of $287,430. The Company has agreed to purchase an additional 572 shares of Company Common Stock at a purchase price of $335 per share, when he ceases to be a director of the Company. Mr. Williamson entered into an agreement with Company stockholders holding a controlling interest in the Company providing that such stockholders will vote for his election to the Board of Directors until he reaches age 65.

         In November, 1996 American Public Life purchased 2,361 shares of American Public Life Common Stock from Paul Watson, a director of the Company and American Public Life, for $790,935 or $335 per share.

Item 8.          Legal Proceedings.

         American Public Life is involved in litigation arising in the normal course of business. Management of the Company, based on the advice of counsel, is of the opinion that American Public Life's ultimate liability, if any, which may result from the litigation, will not have a material adverse effect on the financial condition of the Company and American Public Life.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

         There is no established public trading market for the Company's shares. Management of the Company is not aware of any trades occurring since the Plan of Exchange became effective. Prior to consummation of the Plan of Exchange, American Public Life's Common Stock was traded on a limited and sporadic basis in the over-the-counter market. The following table sets forth the range of high and low bid prices of American Public Life's Common Stock for 1995 and 1996 and is based on information provided by the National Quotation Bureau. The prices reported by the National Quotation Bureau reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions and may not have represented actual transactions.


                                                                                   Bid Prices
                                                                            Low                  High
1995
First Quarter                                                              98.00                106.00
Second Quarter                                                            103.00                113.00
Third Quarter                                                             123.50                123.50
Fourth Quarter                                                            137.00                144.00
1996
First Quarter                                                             143.00                150.50
Second Quarter                                                            151.00                160.00
Third Quarter                                                             161.50                161.50
Fourth Quarter                                                            162.25                162.25

         Prior to the consummation of the Plan of Exchange, American Public Life purchased and sold shares of American Public Life Common Stock for a purchase price of $335 per share. See "Item 7. Certain Relationships and Related Transactions." and "Item 10. Recent Sales of Unregistered Securities."

Holders

         As of March 31, 1997, there were 1,576 holders of record of Common Stock of the Company.

Dividends

         In 1996 and 1995, prior to its acquisition by the Company, American Public Life paid annual cash dividends to its stockholders of $4.70 per share. In March, 1997, the Board of Directors of the Company declared an annual cash dividend for 1997 of $4.70 per share which will be paid in May, 1997.

         The Company's ability to pay dividends is limited by the amount of dividends its receives from American Public Life. Payment of dividends by American Public Life is restricted by law to available net surplus computed on a statutory basis, which, as of December 31, 1996, was $6,941,370. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend by American Public Life during any one year is limited to the lesser of (i) 10% of surplus; or (ii) net gain from operations for the past three years, less dividends paid in the past two years. Under this test, American Public Life has $694,137 available for the payment of dividends to the Company in 1997.

Item 10.         Recent Sales of Unregistered Securities.

         The Company issued one share of Common Stock to American Public Life on December 21, 1996, pursuant to the private offering exemption under Section 4(2) of the Securities Act of 1933. This share was canceled upon consummation of the Plan of Exchange.

         The issuance of Company Common Stock pursuant to the Plan of Exchange was exempt from registration under Section 3(a)(10) of the Securities Act of 1933. The Mississippi Commissioner of Insurance approved the fairness of the terms and conditions of the proposed issuance of stock under the Plan of Exchange after a public hearing required by Mississippi statute. Notice of the public hearing was given to all stockholders of the Company at least ten days prior to the hearing.

         In November, 1996 American Public Life sold 1,500 shares of Common Stock to six purchasers at a purchase price of $335 per share pursuant to the private placement exemption provided by Section 4(2) of the Securities Act of 1933. The proceeds from these sales were $502,500.

         On September 1, 1995 American Public Life sold 1,000 shares of Company Common Stock to Garry V. Hughes, who is currently a director of the Company, pursuant to the private placement exemption provided by Section 4(2) of the Securities Act of 1933. The proceeds of this sale were $335,000.

Item 11.         Description of Registrant's Securities to be Registered.

         The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, no par value ("Company Common Stock"), and 25,000,000 shares of Preferred Stock, par value of $1.00 per share ("Company Preferred Stock"). Presently, 52,844 shares of Company Common Stock are issued and outstanding and no shares of Company Preferred Stock are issued and outstanding. Although the Company is authorized to issue Company Preferred Stock, the Board of Directors does not presently have plans to issue any shares of Preferred Stock. It is not possible to state the actual effect of any issuance of Preferred Stock upon the rights of holders of Company Common Stock since the issuance price and rights of any future holders of Preferred Stock are not yet determined, but such effects might include (i) restrictions on Company Common Stock dividends if preferred cumulative stock dividends have not been paid; (ii) dilution of voting power and equity interest of holders of Company Common Stock; (iii) preferences of holders of Company Preferred Stock upon liquidation; or (iv) required approval of holders of Company Preferred Stock on matters such as mergers or amendments to the Articles of Incorporation.

         Holders of Company Common Stock do not have preemptive rights and Company Common Stock does not have any redemption provisions applicable thereto. Company Common Stock is fully paid and nonassessable.

         In the event of liquidation, holders of Company Common Stock will be entitled to receive pro rata any assets distributable to stockholders with respect to the shares held by them, after payment of indebtedness and such preferential amounts as may be required to be paid to the holders of any Preferred Stock issued hereafter by the Company.

         Holders of Company Common Stock have one vote per share on any matter presented for a vote of stockholders. Under the Company Articles of Incorporation, holders of Company Common Stock do not have cumulative voting rights.

         The Company may pay dividends unless after giving effect to the payment
(i) the Company would not be able to pay its debts as they come due in the ordinary course of business; or (ii) the Company's total liabilities would exceed its total assets. For the foreseeable future, however, the Company's ability to pay dividends will be limited by the amount of dividends its receives from American Public Life. Thus, the more restrictive provisions applicable to American Public Life will indirectly limit the Company's ability to pay dividends. Payment of dividends by American Public Life is restricted by law to available net surplus computed on a statutory basis. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend during any one year is limited to the lesser of: (i) 10% of surplus; or
(ii) net gain from operations for the past three years, less dividends paid in the past two years.

Item 12.         Indemnification of Directors and Officers.

         The Company is incorporated under the laws of Mississippi. Subarticle E of Article 8 of the Mississippi Business Corporation Act prescribes the conditions under which indemnification may be obtained by a present or former director or officer of the Company who incurs expenses or liabilities as a consequence of matters arising out of his activities as a director or officer. The Company Articles of Incorporation provide that the board of directors of the Company shall have power to make any indemnity, including advance of expenses, to, and to enter into contracts of indemnity with, any director, officer, or employee, except an indemnity against his gross negligence or willful misconduct. The Company bylaws provide for mandatory indemnification of an officer or director if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         The Company Articles of Incorporation provide that a director of the Company will not be liable to the Company or to its stockholders for monetary damages for any action taken, or any failure to take action, as a director, except liability for: (i) the amount of a financial benefit received by a director to which he is not entitled; (ii) an intentional infliction of harm on the Company or the stockholders; (iii) approving an unlawful distribution by the Company as provided under the Mississippi Business Corporation Act; or (iv) an intentional violation of criminal law. The Company Articles of Incorporation also provide that if the Mississippi Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Mississippi Business Corporation Act, as so amended.

Item 13.         Financial Statements and Supplementary Data.

         For information concerning the financial statements filed as part of this Registration Statement, see "Item 15. Financial Statements and Exhibits."

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         Not applicable.

Item 15.         Financial Statements and Exhibits.

(a)      Financial Statements

         American Public Holdings, Inc. and Consolidated Subsidiaries
                 Independent Auditors' Report
                 Consolidated Balance Sheets - December 31, 1996 and 1995 Consolidated Statements of Operations - Years Ended December 31, 1996, 1995 and 1994 Consolidated Statements of Changes in Stockholders' Equity--Years Ended December 31, 1996, 1995, and 1994 Consolidated Statements of Cash Flows--Years Ended December 31, 1996, 1995, and 1994 Notes to Consolidated Financial Statements--Years Ended December 31, 1996, 1995, and 1994

         Financial Statement Schedules

                 II - Consolidated Financial Information of Registrant V - Valuation and Qualifying Accounts

         All other schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or Notes thereto.


(b)      Exhibits Required by Item 601 of Regulation S-K

                 2     Agreement and Plan of Exchange

                 3(a)  Articles of Incorporation of  American Public Holdings,
                       Inc.

                 3(b)  Bylaws of American Public Holdings, Inc.

                 10 Consulting Agreement between American Public Life Insurance Company and Johnny Williamson.

                 21    Subsidiaries of Registrant

                 27    Financial Data Schedule

                                                    SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      American Public Holdings, Inc.
                                            (Registrant)

Date:                                 By:
     -------------------------          -------------------------------------
                                             Johnny H. Williamson, President
     --------------------------

AMERICAN PUBLIC
HOLDINGS, INC.

Consolidated Balance Sheets as of December 31, 1996 and 1995, and Related Consolidated Statements of Operations, Changes in Stockholders' Equity and Cash Flows for Each of the Three Years in the Period Ended December 31, 1996, and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of  American Public Holdings, Inc.:

We have audited the consolidated balance sheets of American Public Holdings, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedules listed in the Index at
Item 15 (a). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of American Public Holdings, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP
March 5, 1997




AMERICAN PUBLIC HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995
----------------------------------------------------------------------------------------------- -------------------

                                                                                      1996                  1995
Assets

Investments:
  Securities:
Available for sale                                                                $  32,720,388       $  31,084,657
    Held to maturity


  Mortgage loans                                                                      1,075,268           1,257,771


  Investment real estate - net                                                          781,542             710,326


  Policy loans                                                                        1,600,398           1,641,192


  Short-term investments                                                                                     15,000



           Total investments                                                         36,177,596          34,708,946



Cash and cash equivalents                                                               602,470             301,102


Accrued investment income                                                               424,805             319,769


Accounts and notes receivable, net of allowance for
   uncollectible accounts of $46,000 (1996) and $102,000                                512,906             789,759

    (1995)
Deferred policy acquisition costs                                                    11,317,490          12,397,790
Property and equipment - net                                                          2,205,019           2,357,866
Real estate acquired in satisfaction of debt                                            583,393             695,143
Deferred income tax asset                                                               357,272             145,356
Other                                                                                    96,568               8,424



TOTAL ASSETS                                                                     $ 52,277,519          $ 51,724,155
                                                                               ================         ===========

See notes to consolidated financial statements.




LIABILITIES AND STOCKHOLDERS' EQUITY                                             1996                    1995

LIABILITIES:
  Future policy benefits                                                          $  32,918,172          $  32,034,811
  Unpaid claims                                                                         856,085                906,837
  Unearned premiums                                                                     879,437                796,915
  Policyholders' dividend accumulations                                                 396,952                383,569
  Accounts payable and other liabilities                                                997,376              1,004,714
                                                                                ---------------           ------------

           Total liabilities                                                         36,048,022             35,126,846

COMMITMENTS AND CONTINGENCIES
                               (Notes 5, 8 and 11)
STOCKHOLDERS' EQUITY:
  Preferred stock, $1 par value, authorized 25,000,000
     shares
  Common stock, $1 stated value, authorized
    50,000,000 shares, issued 57,250 shares                                              57,250                 57,250
  Additional paid-in capital                                                          2,232,750              2,232,750
  Unrealized gain on available for sale securities, net of
    deferred taxes of $63,000                                                           251,408
  Retained earnings                                                                  14,702,498             14,705,318
                                                                                ---------------             ----------
                                                                                     17,243,906             16,995,318
  Less cost of treasury stock - 4,407 (1996) and 2,566                              (1,014,409)               (398,009)
                                                                                ---------------             ----------
     (1995) shares

           Total stockholders' equity                                                16,229,497             16,597,309
                                                                                ----------------             ---------

TOTAL LIABILITIES AND STOCKHOLDERS'                                               $  52,277,519           $ 51,724,155
                                                                                  ==============           =============
      EQUITY



AMERICAN PUBLIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
---------------------------------------------------------------------------------------------------------------------------


                                                                1996                   1995                    1994

REVENUE:
  Premiums                                                      $  26,069,848            $  25,385,971        $  24,172,890
  Net investment income                                             2,387,010                2,300,624            2,214,311
  Realized investment losses                                         (80,291)                 (82,117)              (5,235)
  Other income                                                        26,067                    28,129               38,594
                                                               -----------------         -------------        -------------
                                                                   28,402,634               27,632,607           26,420,560

BENEFITS AND EXPENSES:
  Benefits, claims, losses and settlement                          17,650,892               18,025,211           16,957,140
      expenses
  Commission expense                                                2,346,428                2,301,863            2,405,062
  Salaries and benefits                                             2,584,925                2,265,737            2,125,891
  Amortization of deferred policy                                   3,129,605                3,627,023            2,430,081
      acquisition costs
  Insurance taxes, licenses and fees                                1,019,295                  856,424              865,838
  Other operating expenses                                          1,404,368                1,481,018            1,186,693
                                                               -----------------          ------------          -----------

                                                                   28,135,513               28,557,276           25,970,705
                                                               -----------------           -----------          -----------
INCOME (LOSS) BEFORE INCOME
  TAX PROVISION (BENEFIT)                                             267,121                (924,669)              449,855

INCOME TAX  PROVISION (BENEFIT)                                        17,328                (337,013)            (105,545)
                                                               -----------------           -----------          -----------
NET INCOME (LOSS)                                           $       249,793            $      (587,656)      $      555,400
                                                            ===================        ===============       ==============

NET INCOME (LOSS) PER SHARE                                 $          4.65            $        (10.67)      $        10.03
                                                            ====================       ===============       ===============
See notes to consolidated financial statements.


AMERICAN PUBLIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
--------------------------------------------------------------------------------------------------------------------------
                                                                                              Unrealized
                                                                                                Gain on
                                                                                               Available
                                                         Common Stock          Additional         for
                                                   -------------------------
                                                                                Paid-in          Sale         Retained
                                                     Shares       Amount        Capital       Securities      Earnings

BALANCE, JANUARY 1, 1994                                57,250      $ 57,250      $2,232,750                  $15,289,776

  Treasury stock reissued
  Dividends paid to stockholders
    ($5.59 per share)                                                                                            (299,853)
  Net income                                          ________     _________     ___________                      555,400
                                                                                                               ----------




BALANCE, DECEMBER 31, 1994                              57,250        57,250       2,232,750                   15,545,323
  Treasury stock acquired
  Treasury stock reissued
  Dividends paid to stockholders
    ($4.70 per share)                                                                                            (252,349)
  Net loss                                                                                                       (587,656)
BALANCE, DECEMBER 31, 1995                              57,250        57,250       2,232,750                   14,705,318
  Change in net unrealized gain                                                                   $251,408
  Treasury stock acquired
  Treasury stock reissued
  Dividends paid to stockholders
       (4.70 per share)                                                                                           (252,613)
  Net income                                                                                                       249,793

BALANCE, DECEMBER 31, 1996                            57,250         $57,250      $2,232,750      $251,408     $14,702,498
                                                    ==========       ==========    ==========     ==========   ===========

See notes to consolidated financial statements.


---------------------------------------------------------------------------

                                                                                                              Total
                                                                                 Treasury             Stockholders'
                                                                                    Stock                    Equity

BALANCE, JANUARY 1, 1994                                                  $     (172,314)             $  17,407,462
  Treasury stock reissued                                                             100                       100
  Dividends paid to stockholders                                                                           (299,853)
   ($5.59 per share)
  Net income                                                                                                555,400
                                                                      -------------------         -----------------
BALANCE, DECEMBER 31, 1994                                                      (172,214)                17,663,109
  Treasury stock acquired                                                       (560,795)                  (560,795)
  Treasury stock reissued                                                         335,000                   335,000
  Dividends paid to stockholders                                                                           (252,349)
   ($4.70 per share)
  Net loss                                                                                                 (587,656)
                                                                        ------------------        -----------------
BALANCE, DECEMBER 31, 1995                                                      (398,009)                16,597,309
  Change in net unrealized gain                                                                             251,408
  Treasury stock acquired                                                     (1,068,650)                (1,068,650)
  Treasury stock reissued                                                         452,250                   452,250
  Dividends paid to stockholders                                                                           (252,613)
   ($4.70 per share)
  Net income                                                                                                249,793
                                                                    ---------------------             -------------
BALANCE, DECEMBER 31, 1996                                                 $  (1,014,409)             $  16,229,497
                                                                           ==============             =============



AMERICAN PUBLIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
---------------------------------------------------------------------------------------------------------------------------------

                                                                           1996                1995                 1994
OPERATING ACTIVITIES:
  Net income (loss)                                                           $249,793           $(587,656)              $555,400
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
      Realized investment losses                                                80,291               82,117                 5,235
      Amortization of deferred policy acquisition                            3,129,605            3,627,023             2,430,081
      Depreciation and other amortization                                      410,970              319,082               286,296
      Deferred income tax benefit                                             (274,768)            (492,970)             (375,306)
      Decrease (increase) in receivables                                       171,817              (80,162)               71,000
      Decrease (increase) in other assets                                      (88,144)              41,485               419,414
      Policy acquisition costs deferred                                     (2,049,305)          (2,872,745)           (2,772,789)
      Increase in liability for future policy benefits                         883,361            1,880,558            (1,305,194)
      Increase (decrease) in unpaid claims, accounts                           (58,090)              15,154               160,988
           payable and other liabilities
      Increase (decrease) in unearned premiums and
         policyholders' dividend accumulations                                  95,905             (39,615)                31,703
                                                                            ----------          -----------            ----------

           Net cash provided by operating activities                         2,551,435            1,892,271             2,117,216

INVESTING ACTIVITIES:
  Proceeds from sale of real estate                                             59,326              160,948                88,520
  Purchase of securities and short-term
     investments                                                           (22,339,700)         (19,910,815)          (15,301,653)
  Mortgage and policy loan repayments                                          223,297              280,834               255,642
  Proceeds from sales of securities                                          1,128,156
  Proceeds from maturities and calls of
    securities and short-term  investments                                  19,890,844           17,919,027            14,934,367
  Property and equipment purchased                                            (567,977)            (394,387)           (1,713,452)
  Refund of deposit                                                            225,000
  Improvements to real estate acquired in
    satisfaction of debt                                                                            (81,402)              (34,875)
                                                                      ----------------          -----------          ------------

           Net cash used in investing activities                            (1,381,054)          (2,025,895)           (1,771,451)





AMERICAN PUBLIC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
------------------------------------------------------------------------------------------------------------------------

                                                                 1996                 1995                 1994

FINANCING ACTIVITIES:
  Dividends paid to shareholders                               $      (252,613)     $      (252,349)     $      (299,853)
  Proceeds from treasury stock reissued                                452,250              335,000                  100

  Payments to acquire treasury stock                                (1,068,650)            (560,795)
                                                            ------------------       ----------------     ---------------

           Net cash used in financing activities                    (869,013)             (478,144)            (299,753)
                                                           -------------------       ----------------     ----------------

NET INCREASE (DECREASE) IN CASH                                        301,368            (611,768)               46,012
  AND CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR                                               301,102                912,870              866,858
                                                          --------------------       ------------------    -------------------

CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                             $       602,470        $       301,102      $       912,870
                                                           ===================      ===================  ===================


SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING
ACTIVITY-
  Unrealized gain on available for sale
    securities                                               $       251,000
                                                           =================

SUPPLEMENTAL CASH FLOW
INFORMATION-
  Income taxes paid (refunded)                               $       270,000        $       113,000     $      (113,000)
                                                           ===================      ===================  ==================

See notes to consolidated financial statements.                                                              (Concluded)


AMERICAN PUBLIC HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1.    ACCOUNTING POLICIES

         a.       Nature of Operations  and Basis of Presentation  -   American
                  Public Holdings, Inc. (the Company) is a Mississippi corporation organized on December 21, 1995 by American Public Life Insurance Company (APL). The Company was formed to serve as a holding company for APL, and, in effect, is a successor to APL. APL is a stock life insurance company that insures against risk of loss under various types of coverages, with the majority of revenue being derived from cancer policy premiums. The Company is licensed to operate in twenty-one states but operates primarily in Mississippi (where it is domiciled), Louisiana and Texas.

                  In 1996, the Mississippi Commissioner of Insurance and APL stockholders approved an Agreement and Plan of Exchange (the "Plan of Exchange") pursuant to which APL became a wholly-owned subsidiary of the Company, and each share of outstanding common stock of APL was converted into one share of common stock of the Company. The exchange was accounted for like a "pooling of interests" and historical costs are continued. All prior years have been restated as though the exchange had occurred at the beginning of the earliest year presented.

                  The consolidated financial statements include those of the Company and its wholly-owned subsidiary, APL, and APL's wholly-owned subsidiary, DentaCare Marketing and Administration, Inc. All significant intercompany balances and transactions have been eliminated.

                  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which vary in some respects from accounting practices prescribed or permitted by the Insurance Department of the State of Mississippi. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed (see Note 9).

         b. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         c. Investment Securities - The Company's investment security portfolio is comprised of fixed maturity securities and is classified as available for sale. The portfolio is therefore carried at market value with net unrealized holding gains carried as a separate component of shareholders' equity. The portfolio classification was changed in 1996 from held to maturity (carried at amortized cost) to available for sale to better reflect management intent and to provide greater flexibility for liquidating securities within the portfolio. The specific identification method is used to compute gains or losses on the sale of these assets. Interest earned on these assets is included in interest income. Securities that reflect a market decline below cost or amortized cost that is deemed other than temporary are written down to net realizable value by a charge to earnings. Investment premiums and discounts are amortized by a method which approximates the interest method.

         d. Mortgage Loans and Real Estate Acquired in Satisfaction of Debt - The Company makes investments in mortgage loans collateralized by real estate. The return on and ultimate recovery of these loans is generally dependent on the successful operation, sale or refinancing of the real estate. The Company monitors the effects of current and expected market conditions and other factors on the collectibility of real estate loans. When, in management's judgment, these assets are impaired, appropriate losses will be recorded. Such estimates necessarily include assumptions, which may include anticipated improvements in market conditions for real estate, which may or may not occur.

                  Real estate acquired in satisfaction of debt is recorded at the lower of loan balance, including accrued interest, if any, or fair value at acquisition. Additional valuation adjustments are made when the carrying value exceeds fair market value.

         e. Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, the Company considers checking accounts and cash on hand to be cash and cash equivalents. Short-term investments are included in the investments category in order to conform to insurance company reporting requirements.

         f. Property and Equipment - Property and equipment is stated at cost and depreciated and amortized by the straight-line method over the estimated useful lives of the assets, which for building and improvements is thirty-nine years and for furniture and equipment ranges from five to ten years.

         g. Deferred Policy Acquisition Costs - Commissions and other costs that vary with and are primarily related to the production of new and renewed insurance business are deferred and amortized over the anticipated premium paying period of the related policies on a pro-rata basis.

         h. Policy Reserves - The unearned premium reserve recognizes premiums as earned pro rata over the policy term. The aggregate reserve for future policy benefits has been actuarially determined using the following assumptions:

                                                          Life                    Accident and Health

                  Mortality for policies issued           100% of 1965-70              100% of 1965-70
                    prior to 1982                         S&U male mortality           Ultimate male
                                                          table                        mortality table

                  Mortality for policies issued           100% of 1975-80              100% of 1975-80
                    after 1982                            S&U male mortality           Ultimate male
                                                          table                        mortality table

                  Interest rates                          5-7%                         5-7%

                  Withdrawals (Lapse Rates)               30% first year graded        30% first year graded
                                                          to 5% in year 21 and         to 5% in year 21 and
                                                          later                        later


         i. Unpaid Claims - Unpaid claims represent the estimated liabilities on claims reported to the Company plus provision for claims incurred but not yet reported. The liabilities for unpaid claims are determined using both evaluations of each claim and statistical analyses and represent the estimated ultimate net cost of all claims incurred through the end of the reporting period.

         j. Income Taxes - Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company files a consolidated income tax return with its wholly-owned subsidiary. Income taxes are allocated based on each company's separate taxable income.

         k. Revenue Recognition - Premiums are recognized as revenue when due from policyholders. Policy benefits and expenses are deferred or accrued to result in a matching of costs with the earned premiums over the life of the insurance contracts. This matching is accomplished by accrual of the liability for future policy benefits on insurance in force and the amortization of deferred policy acquisition costs.

         l. Profit Sharing Plan - Employees are eligible to participate in a profit sharing plan covering substantially all employees with more than one year of service. Contributions to the plan are made at the discretion of the Board of Directors. Contributions made to the plan were approximately $ - 0 - in 1996, $31,000 in 1995, and $21,000 in 1994.

         m. Income (Loss) Per Share - The income (loss) per share is based on the weighted average number of common shares outstanding during each year. The weighted average number of shares outstanding was 53,764 in 1996, 55,099 in 1995 and 55,358 in
                  1994.

2.       INVESTMENTS

         The amortized cost and related approximate fair value of fixed maturity securities were as follows:


                                                    Amortized          Unrealized        Unrealized             Fair
1996                                                   Cost              Gains             Losses               Value

U. S. Treasury and government
  corporations and agencies                             $ 2,801,365       $    47,351       $     38,949       $    2,809,767
States and political subdivisions                         3,322,717           318,517             13,214            3,628,020
Public utility bonds                                        846,744             8,999              5,088              850,655
Industrial and miscellaneous                              3,230,181            16,810             31,051            3,215,940
Mortgage-backed securities                               22,205,121           370,787            359,902           22,216,006
                                                   ----------------       -----------       ------------

                                                      $32,406,128          $  762,464        $   448,204        $  32,720,388
                                                    ===============        ==========        ===========


1995

U. S. Treasury bonds                                   $  1,450,547        $ 114,453                           $    1,565,000
States and political subdivisions                         1,406,505                        $       6,505            1,400,000
Public utility bonds                                        699,701            8,369                  70              708,000
Industrial and miscellaneous                              1,452,056            8,000              18,056            1,442,000
Mortgage-backed securities                             26,075,848            816,535              94,383           26,798,000
                                                     --------------        ---------        ------------


                                                    $  31,084,657         $  947,357         $   119,014        $  31,913,000
                                                  =================       ==========        ============



        Net realized gains (losses) are summarized as follows:

                                                                      1996            1995                1994
Calls, maturities and principal receipts of held
  to maturity securities                                                                             $    5,423

Investment security sales                                           $  (25,392)
Real estate acquired in satisfaction of debt                           (54,899)       $ (82,117)       (10,656)
                                                                  --------------       ---------     ----------

                                                                    $  (80,291)       $ (82,117)     $  (5,235)
                                                                   =============      ==========     =========



           Bonds with an approximate carrying value of $2,689,000 in 1996 and $2,418,000 in 1995 and certificates of deposit with a carrying value of $15,000 in 1995 were pledged to the respective states in which the Company transacts business for the security and benefit of policyholders. At December 31, 1996, assets on deposit met minimum statutory requirements.

           The following is an analysis of the amortized cost and fair value of investments in fixed maturities at December 31, 1996 by contractual maturity:

                                                                           Amortized                   Fair
                                                                              Cost                     Value

Due in one year or less                                                       $    500,000        $   512,970
Due in one to five years                                                           399,979            403,400
Due in five to ten years                                                         4,057,443          4,033,064
Due after ten years                                                              5,243,585          5,554,948
                                                                       -------------------        ------------
                                                                                10,201,007         10,504,382
Mortgage-backed securities                                                      22,205,121         22,216,006
                                                                        ------------------         -----------

                                                                             $  32,406,128        $32,720,388
                                                                         =================        ===========



           Actual maturities may differ from contractual maturities because of the borrowers' right to call or prepay obligations.



           The components of net investment income were as follows:

                                                              1996               1995               1994

Fixed maturities                                             $  2,405,619       $  2,271,250       $  1,980,475
Mortgage loans                                                    106,630            118,286            128,850
Investment real estate                                             78,770
Policy loans                                                       83,878             87,850             89,765
Short-term investments                                             20,701             63,222            240,163
Real estate acquired in satisfaction of debt                       18,299             18,341             19,255
                                                        -----------------       -------------       -----------
           Total investment income                              2,713,897          2,558,949          2,458,508
Investment expenses                                               326,887            258,325            244,197
                                                        ------------------      -------------       -----------

Net investment income                                      $  2,387,010          $ 2,300,624        $ 2,214,311
                                                         ================        ============       ===========


3.         INVESTMENT REAL ESTATE AND PROPERTY AND EQUIPMENT

           Investment real estate and property and equipment were as follows:

                                               Investment Real Estate               Property and Equipment
                                              1996              1995               1996               1995

Land                                        $     170,000      $     170,000     $      322,447      $    322,447
Buildings and improvements                      1,057,399            943,710          1,312,752         1,301,799
Furniture and equipment                                                               1,967,848         1,774,337
                                         -----------------  -----------------     -------------       -----------
                                                1,227,399          1,113,710          3,603,047         3,398,583
Less accumulated depreciation                    (445,857)          (403,384)        (1,398,028)       (1,040,717)
                                              ------------         ------------       ---------        ------------

Property and equipment, net                 $     781,542      $     710,326      $   2,205,019       $ 2,357,866
                                            ==============     ==============     ==============      ==============

4.         PARTICIPATING POLICIES

           APL had in force approximately $2,717,000 in 1996 and $2,779,000 in 1995 in face amount of annual dividend participating policies. Dividends on such policies are based on mortality, interest and expense experience, and are payable only upon declaration by the Board of Directors. All amounts allocable to policyholders have been accrued and none of APL's retained earnings was allocable to participating policies.

5.         REINSURANCE

           The maximum amount of risk that APL retains on any one life is $50,000 ($40,000 before 1995) of life insurance and waiver of premium benefits (all accidental death benefits are reinsured), depending on age and classification of risk.

           The reserves for life and accident and health policies were stated after deduction for reinsurance with other companies. A contingent liability exists with respect to such reinsurance, which could become a liability of APL in the event that such reinsurance companies are unable to meet their obligation under the existing reinsurance agreements. The reinsured portion of life reserves deducted in developing the net liability was approximately $32,000 in 1996 and $37,000 in 1995 relating to insurance in force of $4,302,000 in 1996 and $4,782,000 in 1995. The reinsurance portion of accident and health reserves deducted in developing the net liability was approximately $24,000 in 1996 and $25,000 in 1995.

6.   POLICY CLAIMS

Activity in the liability for unpaid policy claims is summarized as follows:

                                                                                 1996               1995

Balance at January 1                                                          $       906,837      $     889,926
  Less reinsurance recoverables                                                           470             30,143
                                                                                -------------     --------------
Net balance at January 1                                                              906,367            859,783
                                                                                  -----------      -------------

Incurred related to:
  Current year                                                                     13,698,234         13,088,542
  Prior years                                                                       2,727,849          2,678,782
                                                                                -------------        -----------
Total incurred                                                                     16,426,083         15,767,324
                                                                                -------------        ------------

Paid related to:
  Current year                                                                     13,057,102         12,158,555
  Prior years                                                                       3,420,623          3,562,188
                                                                                 ------------          ---------
Total paid                                                                         16,477,725         15,720,740
                                                                                 ------------         -----------

Net balance at December 31                                                            854,725            906,367
  Plus reinsurance recoverables                                                         1,360                470
                                                                                -------------         -----------
Balance at December 31                                                                856,085       $    906,837
                                                                                ===============       ============

           The liability for unpaid policy claims is composed of claims incurred but not reported and claims reported and in course of settlement. The accident and health policy reserve includes a claim reserve of $3,682,000 in 1996 and $4,121,000 in 1995 which represents the present value of future claims.

7.    INCOME TAXES

           The components of the provision for income taxes were as follows:


                                                                  1996              1995             1994

Current provision                                                $    292,096      $    155,957     $    269,761
Deferred benefit                                                     (274,768)         (492,970)        (375,306)
                                                                  --------------   ------------     -------------

           Income tax provision (benefit)                        $     17,328       $  (337,013)     $  (105,545)
                                                                  ==============   =============     ============



      The significant components of the deferred income tax benefit are as follows:


                                                                   1996             1995             1994

Deferred policy acquisition costs                                 $  (432,418)     $  (414,287)   $    (105,731)
Future policy benefit liabilities                                     (19,961)        (155,384)        (257,735)
Capital losses deducted (carried forward)                             (42,955)         (82,085)          (8,184)
Alternative minimum tax                                               (74,862)         (36,737)         (51,422)
Valuation allowance applicable to
  deferred tax assets                                                 267,199          138,486           51,422
Other                                                                  28,229           57,037           (3,656)
                                                                --------------    -------------   --------------

           Deferred income tax benefit                            $  (274,768)     $  (492,970)    $   (375,306)
                                                                   =============    =============  =============



      The tax effects of significant items comprising the net deferred tax asset are as follows:


                                                                                 1996               1995

Deferred tax liabilities:
  Unrealized gain on available for sale securities                            $     (106,848)
  Deferred policy acquisition costs                                               (2,286,550)      $  (2,718,968)
           Total deferred tax liabilities                                         (2,393,398)         (2,718,968)

Deferred tax assets:
  Unrealized loss on real estate acquired in satisfaction of debt                      81,106             96,763
  Future policy benefit liabilities                                                 2,721,345          2,701,384
  Capital loss carryforward                                                           133,224             90,268
  Alternative minimum tax credits                                                     293,916            219,054
  Other                                                                                65,085             77,658
                                                                                ----------------     -----------
           Total deferred tax assets                                                3,294,676          3,185,127

Valuation allowance                                                                  (544,006)          (320,803)
                                                                                ---------------      -----------

Net deferred tax asset                                                           $    357,272      $     145,356

                                                                                ==============      ============

      The valuation allowance increased by approximately $223,000 in 1996 and $138,000 in 1995.

      At December 31, 1996, the Company had accumulated untaxed policyholders' surplus of approximately $1,923,000. The Company is not required to pay tax on the balance in the surplus account unless distributions to stockholders exceed accumulated taxed earnings.



      The effective income tax rate on earnings (loss) before federal income taxes differed from the statutory federal income tax rate for the following reasons:


                                                                           1996           1995         1994

Statutory federal income tax rate                                           35.0 %        (35.0)%       35.0 %
Add (deduct):  Small life insurance company deduction                     (112.6)         (18.4)       (71.1)
  Valuation allowance on deferred tax assets                               100.0           15.0         11.4
  Other                                                                    (15.9)          02.0         01.2
                                                                         --------         --------     --------

Effective income tax rate                                                    6.5 %     (   36.4)%     ( 23.5)%
                                                                         =========      =========     ========

      The alternative minimum tax credit carryover approximated $ 294,000 at December 31, 1996.

  8.       STOCKHOLDERS' EQUITY

           The Company's ability to pay dividends is limited by the amount of dividends its receives from APL. Payment of dividends by APL is restricted by law to available net surplus computed on a statutory basis. In addition, without the prior approval of the Mississippi Commissioner of Insurance, the size of any dividend by APL during any one year is limited to the lesser of (i) 10% of surplus; or (ii) net gain from operations for the past three years, less dividends paid in the past two years.

           Pursuant to the laws and regulations of the State of Mississippi, APL is required to maintain minimum statutory capital of $400,000 and additional minimum statutory surplus of $600,000. Other states have similar restrictions for licensing purposes, the largest being a minimum capital requirement of $2,000,000 in the State of Georgia.

           APL entered into a Stock Purchase Agreement with the President and CEO of APL in August 1995, pursuant to which APL purchased 858 shares of APL Common Stock from the President and CEO of APL for an aggregate purchase price of $287,430. The Company has agreed to purchase an additional 572 shares of Company Common Stock, at a purchase price of $335 per share, when he ceases to be a director of the Company.

           In November, 1996 APL purchased 2,361 shares of APL Common Stock from a director of the Company and APL, for $790,935 or $335 per share.

           The National Association of Insurance Commissioners measures the adequacy of a company's capital by its risk-based capital ratio (the ratio of its total capital, as defined, to its risk-based capital). These requirements provide a measurement of minimum capital appropriate for an insurance company to support its overall business operations based upon its size and risk profile which considers (i) asset risk, (ii) insurance risk, (iii) interest rate risk, and (iv) business risk. An insurance company's risk-based capital is calculated by applying a defined factor to various statutory based assets, premiums and reserve items, wherein the factor is higher for items with greater underlying risk.

           The NAIC has provided levels of progressively increasing regulatory action for remedies when an insurance company's risk-based capital ratio falls below a ratio of 1:1. As of December 31, 1996, APL was in compliance with these minimum capital requirements as follows:


Total adjusted capital                           $ 9,805,000
Authorized control level risk-based capital      $ 1,588,000
Ratio of adjusted capital to risk-based capital    6.17:1

9.         STATUTORY FINANCIAL INFORMATION

           Generally accepted accounting principles differ in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory basis). A reconciliation between consolidated net income and stockholders' equity as reported under generally accepted accounting principles (GAAP basis) and statutory net income and stockholders' equity of APL follows:


                                          1996                                  1995                                 1994
                                    ---------------- ------------------- -------------------------------------------------------
                                          Net           Stockholders'        Net Income       Stockholders'          Net
                                         Income            Equity              (Loss)            Equity             Income

GAAP basis                               $   249,793       $  16,229,497     $    (587,656)       $ 16,597,309     $     555,400

Adjustments to:
  Policy reserves                          (476,697)           6,380,953            557,013          6,857,650           919,814
  Non-admitted assets                                        (1,392,981)                           (1,479,035)
  Deferred acquisition costs               1,080,300        (11,317,490)            754,277       (12,397,790)         (342,708)
  Deferred income taxes                    (274,768)           (357,272)          (492,970)          (145,356)         (375,306)
  Unrealized gain on
    invested securities                                        (314,260)
  Other                                       38,167             153,196          (109,130)            181,845          (48,840)
                                       -------------

Statutory basis                          $   616,795      $    9,381,643     $      121,534      $   9,614,623      $    708,360
                                       =============      =============      ==============      =============      =============

  10.      FAIR VALUES OF FINANCIAL INSTRUMENTS

           In accordance with FAS Statement No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value. The fair value amounts disclosed represent management's best estimates of fair value. In accordance with FAS No. 107, this disclosure excludes certain insurance policy-related financial instruments and all nonfinancial instruments. The aggregate fair value amounts presented are not intended to represent the underlying aggregate fair value of the Company.

           The estimated fair values are significantly affected by assumptions used, principally the timing of future cash flows, the discount rate, judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument. Potential tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale and/or settlement have not been taken into consideration.

           The methods and assumptions used to estimate fair value are as follows:

           o Fair value for securities is determined from quoted market prices, where available. For securities not actively traded, fair value is estimated using quoted market prices for similar securities.

           o Fair value for mortgage loans is estimated by discounting cash flows and using current interest rates on similar real estate loans considering credit ratings and the remaining terms to maturity.

           o    Fair value for  short-term  investments  and accrued  investment income approximates the carrying amount. Fair value for guaranteed interest and supplementary contract liabilities also approximates the carrying amount since those contracts are carried at redemption values and there are no applicable surrender or mortality charges.

           o Policy loans have no stated maturity dates and are an integral part of the related insurance contract. Accordingly, it is not practicable to estimate a fair value.

           The estimated fair value of the Company's financial instruments for which it is practicable to estimate that value, is as follows:


                                        1996                                     1995
                                 ------------------- ------------------  --------------------------------------
                                      Carrying              Fair               Carrying             Fair
                                       Amount              Value                Amount             Value

Securities                             $  32,720,388      $  32,720,388         $  31,084,657     $  31,913,000
Mortgage loans                             1,075,268          1,107,000             1,257,771         1,314,000


      11.    COMMITMENTS AND CONTINGENCIES

      The Company is required to participate in certain guaranty funds and involuntary pools of insurance and is therefore exposed to undeterminable future assessments resulting from the insolvency of other insurers.

      The Company leases various land, buildings and operating equipment under monthly lease arrangements. Expenses incurred under all operating leases approximated $163,000 (1996), $91,000 (1995) and $112,000 (1994). Future
      minimum lease commitments for non-cancelable operating leases are as follows:


1997            $ 135,000
1998              131,000
1999              124,000
2000              112,000
             -------------

                $ 502,000


The Company is involved in litigation incurred in the normal course of business. Management of the Company, based upon the advice of legal counsel, is of the opinion that the Company's ultimate liability, if any, which may result from the litigation will not have a material adverse effect on the financial condition or results of operations of the Company.

                                                    * * * * * *



                                                     - 21 -
ARTICLE 7, SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF
REGISTRANT


CONDENSED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995



                                                                           1996                   1995
ASSETS:
 Investment in American Public Life Insurance                              $16,293,957           $16,547,309
   Company
 Organizational costs and other deferred costs                                  92,909
                                                                         -------------

         Total assets                                                      $16,386,866           $16,597,309
                                                                           ===========           ===========


LIABILITIES AND STOCKHOLDER'S EQUITY -
 Due to American Public Life Insurance Company                           $     157,369

STOCKHOLDER'S EQUITY                                                        16,229,497           $16,597,309
                                                                          ------------           -----------

TOTAL LIABILITIES AND STOCKHOLDER'S
EQUITY                                                                     $16,386,866           $16,597,309
                                                                           ===========           ===========

CONDENSED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                                1996               1995                1994

EQUITY IN EARNINGS (LOSS) OF
SUBSIDIARY                                                      $314,253           $(587,656)          $555,400

COSTS AND EXPENSES:
 Professional fees                                                41,233
 Amortization                                                     23,227
                                                                  64,460

NET INCOME (LOSS)                                               $249,793           $(587,656)          $555,400
                                                                ========           ==========          ========




CONDENSED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


CASH FLOWS FROM OPERATING
ACTIVITIES:
 Net income (loss)                                              $249,793           $(587,656)          $555,400
 Adjustments to reconcile net income (loss)
    to net cash used in operating activities:
      Equity in (earnings) loss of subsidiary                  (314,253)              587,656         (555,400)
      Increase in organizational costs and
         other deferred costs                                   (92,909)
      Increase due to stockholder                                157,369

NET CASH USED IN OPERATING
ACTIVITIES                                                   $         0       $            0     $           0
                                                             ===========       ==============     =============





ARTICLE 7, SCHEDULE V - VALUATION AND QUALIFYING ACCOUNTS


        Col. A                     Col. B                      Col. C                          Col. D                Col. E

      Description                Balance at                    Additions                    Deductions --          Balance at
                                                 ----------------------------------
                                  Beginning              (1)                 (2)                                      End of
                                  of Period            Charged             Charged            Describe                Period
                                                      to Costs            to Other
                                                         and             Accounts --
                                                      Expenses            Describe
1996
Allowance for real
  estate acquired in
 satisfaction of debt               $284,596                                                     $ 46,050              $238,546
                                                                                                  (sales)

Allowance for
 uncollectible agent
 balances                            101,939                                                       55,564                46,375
                                                                                             (write-offs/
                                                                                             collections)

Valuation allowance for
 deferred tax assets                 320,803             $223,203                                                       544,006
                                   ---------             --------                           -------------             ---------
                                    $707,338             $223,203                                $101,614              $828,927
                                    ========             ========                                ========              ========



1995
Allowance for real
 estate acquired in
 satisfaction of debt               $443,904                                                     $159,308              $284,596
                                                                                                  (sales)

Allowance for
 uncollectible agent
 balances                             62,296              $39,643                                                       101,939

Valuation allowance for
 deferred tax assets                 182,317              138,486                                                       320,803
                                   ---------            ---------                           -------------             ---------
                                    $688,517             $178,129                                $159,308              $707,338
                                    ========             ========                                ========              ========
